Filed by Euronav NV

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Euronav NV

(Commission File No. 001-36810)

Date: January 10, 2023

PRESS RELEASE

10 January 2023 – 08:00 a.m. CET

EURONAV RESPONDS TO UNILATERAL TERMINATION OF COMBINATION AGREEMENT BY FRONTLINE

ANTWERP, Belgium, January 10, 2023 – Euronav NV (“EURN” or “Euronav”) (NYSE: EURN & Euronext: EURN) notes the announcement that Frontline plc (“FRO” or “Frontline”) (NYSE: FRO—OSE: FRO) has unilaterally decided to terminate the combination agreement between the two companies signed 10 July 2022 and confirms to have received a letter pursuing such termination.

Euronav will examine such letter and reserves all rights and actions in this respect.

Regardless of the combination taking place, the supportive and sustainable fundamental factors of the tanker markets have started to deliver (during Q3 and Q4 2022) what Euronav and most sector commentators believe will be a prolonged upcycle. Such favourable conditions coupled to Euronav’s strong balance sheet, best-in-class operating system with the most developed sustainability platform in the sector positions our company well for the future.

Contact:

Brian Gallagher – Head of IR Communications & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

Announcement of Q4 earnings: 2 February 2023

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 39 VLCCs (with further three under construction), 27 Suezmaxes (one of which is in a joint venture and two vessels time chartered in) with a further five under construction and 2 FSO vessels under long term contract.

PRESS RELEASE

10 January 2023 – 08:00 a.m. CET

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward- looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Euronav desires to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Euronav management’s examination of historical operating trends, data contained in company records and other data available from third parties. Euronav management believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies’ control, there can be no assurance that Euronav will accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

You are cautioned not to place undue reliance on Euronav’s forward-looking statements. These forward-looking statements are and will be based upon Euronav management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Euronav assumes no duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

NO OFFER OR SOLICITATION

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.